SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



Form 11-K



FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934




[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1998

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  		to

Commission file number 2-84723





THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS
PLAN


Schering-Plough Corporation
One Giralda Farms
P.O. Box 1000
Madison, New Jersey  07940



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS
                                                Page
INDEPENDENT AUDITORS' REPORT                     	3

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits
		as of December 31, 1998 and 1997               	4

	Statement of Changes in Net Assets Available for Benefits
		for the Year Ended December 31, 1998	           5

	Notes to Financial Statements                  	6 - 11


SUPPLEMENTAL SCHEDULES:                           	SCHEDULE

 Schedule of Assets Held for Investment Purposes
		December 31, 1998                                     	I

	Schedule of Transactions in Excess of 5%
		of Plan Assets for the Year Ended December 31, 1998	  II


EXHIBITS:

	Exhibit I - Independent Auditors' Consent





Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.




2
INDEPENDENT AUDITORS' REPORT
The Schering-Plough Puerto Rico Employees' Retirement Savings
Plan:
We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") as of
December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Transactions in Excess of 5% of Plan Assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

_________________________________________
/s/  Deloitte & Touche LLP
      San Juan, Puerto Rico
      May 11, 1999
3


THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
                                                 1998       1997

Vanguard 500 Index Fund			                  $ 7,214,850  $ 5,228,436

Vanguard Windsor Fund                         2,300,156    2,610,599

Vanguard Treasury Money Market Fund		         1,317,590    1,296,315

Vanguard Short-Term Corporate Fund		            432,973      364,238

Vanguard Wellington Fund                        124,889       97,393

Vanguard International Growth Fund              106,880       69,267

Vanguard Explorer Fund                           50,842       52,893

   Total Vanguard Registered Investment
   Company Assets                            11,548,180    9,719,141

Schering-Plough Stock Fund                    5,815,884    2,448,942

Loan Fund                                     1,416,221    1,173,039

NET ASSETS AVAILABLE FOR BENEFITS           $18,780,285  $13,341,122





See notes to financial statements.
















4

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Interest and dividends                       $   561,223

      Net appreciation in fair value
      of investments                                 3,424,279

      Total                                          3,985,502

     Participant contributions                       1,812,009

     Other receipts - rollovers and
      transfers in                                      52,025

          Total additions                            5,849,536

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefit payments                                  410,333
     Other deductions                                       40

          Total deductions                             410,373

NET INCREASE                                         5,439,163

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                   13,341,122

End of year                                        $18,780,285

See notes to financial statements.












5



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	GENERAL
The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products, Inc. (the "Sponsor") and any of its affiliated companies that adopts the Plan. Vanguard Fiduciary Trust Company ("VFTC"), the trustee, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. ("Vanguard").
All Puerto Rico employees of Schering-Plough Products, Inc. and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. There were 1,047 and 944 participants in the Plan at December 31, 1998 and 1997, respectively. The participants may elect to have their salary deferral contributions allocated to any of the investment funds available under this Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.
The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.


6
The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock. At December 31, 1998 and 1997, there were 5,850 and 4,369 units of participation in the Schering-Plough Stock Fund, respectively. The net asset value per unit was $994.25 and $560.51 at December 31, 1998 and 1997, respectively. The closing stock prices of Schering-Plough Corporation at December 31, 1998 and December 31, 1997 were $55 1/4 and $31 1/16, respectively; the closing price on May 11, 1999 was $48 9/16.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date, and reinvested in Schering-Plough common stock units.
Payment of Benefits
Benefit payments are recorded when paid.

3.	PLAN DESCRIPTION
The following is a description of the Plan for general information purposes. Participants should refer to the Plan document for more complete information.
Salary Deferral Contributions
The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf ("salary deferral contributions"). Under the provisions of the Plan, salary deferral contributions can range from 1% to 10% of the employee's earnings, in increments of 1%, subject to certain limitations. Salary deferral contributions and any earnings accrued thereon are fully and immediately vested to the participant.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants have a nonforfeitable right to their contributions plus actual earnings thereon which vest fully and immediately.




7
Investment Options
Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard investment options:
500 Index Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.
Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.
Treasury Money Market Fund - Exclusively U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity. Short-Term Corporate Fund - A diversified portfolio primarily consisting of short-term corporate bonds.
Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.
International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe, Asia and the Far East.
Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.
Schering-Plough Stock Fund
Participants may contribute to a maximum investment election of 50% of the Salary Deferral Contribution into this fund.









8
Loan Fund
The Plan allows participants to borrow against their fund accounts up to a maximum of the lesser of one half of their account or $50,000. These loans, which are secured by the participants' individual fund accounts, bear a fixed rate of interest as determined to be reasonable by The Schering-Plough Puerto Rico Employees' Retirement Savings Plan Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Effective January 1, 1998, active participants may elect to withdraw all or a portion of their accounts at any time after age 70.

4.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Sponsor has the right to terminate the Plan subject to provisions of ERISA.

5.	TAX STATUS
In March 1992, the Plan received a favorable determination letter issued by the Puerto Rico Department of Treasury as to the Plan's qualified status under Sections 165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended. As long as the Plan is qualified under Puerto Rico income tax laws and regulations, participants will not be taxed on salary-deferred contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but will be subject to tax thereon at such time as they receive distributions from the Plan.




9
6.	ADMINISTRATION OF PLAN ASSETS
Contributions are held and managed by the trustee, VFTC, which invests cash received, interest and dividend income and makes distributions to the participants. The trustee also administers the collection of interest and principal on the participant loans.
Certain administrative functions are performed by officers or employees of the Sponsor. No such officer or employee receives compensation from the Plan.
All plan administration expenses are borne by the Sponsor.





















10


7. FUND INFORMATION
   Investment income, contributions and benefit payments are as follows for the year ended December 31, 1998:

                                   Vanguard
                                              Vanguard        Vanguard             Schering-
               Vanguard   Vanguard Treasury   Short-   Van-   Inter-   Vanguard    Plough
                                              Term     guard  national
               500 Index  Windsor  Money      Corp-    Well-  Growth   Explorer     Stock    Loan
                                              orate    ington
               Fund       Fund     Market     Fund     Fund    Fund    Fund         Fund     Fund       Total
                                   Fund
Investment
Income:
  Interest and
   Dividends   $  107,624 $202,140 $  62,841  23,551 $ 13,663 $  2,129 $    444     40,521 $ 108,310 $  561,223
Net
Appreciation
(depreciation)
in fair value
of investments  1,448,455 (193,125)       -      757       83   11,020    1,225  2,155,864        -   3,424,279

Total
Investment
Income         $1,556,079 $  9,015 $  62,841 $24,308 $ 13,746 $ 13,149 $  1,669 $2,196,385 $ 108,310 $3,985,502

Participant
Contributions  $  630,184 $373,755 $ 127,721 $53,689 $ 36,361 $ 31,002 $ 18,478 $  540,819 $   -     $1,812,009

Other receipts
- Rollovers
and Transfers
In             $   10,405 $ 10,405 $  10,405 $10,405 $ 10,405 $   -    $  -    $      -    $    -    $   52,025

Benefit
Payments       $  180,947 $ 67,438 $  46,029 $14,169 $   5,896 $  3,051 $   752 $   40,145  $  51,906 $  410,333









THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN	SCHEDULE I

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

Identity                          Shares/                  Current
of issue          Participants    Units        Cost         Value

Vanguard 500 Index
Fund*                 841         63,316    $4,073,846  $7,214,850(1)

Vanguard Windsor
Fund*                 522        147,730     2,395,616   2,300,156(1)

Vanguard Treasury
Money Market
Fund*                 363      1,317,590     1,317,590   1,317,590(1)

Vanguard Short-Term
Corporate Fund*       170         39,942       430,294     432,973

Vanguard
Wellington Fund*       84          4,255       122,752     124,889

Vanguard
International
Growth Fund*           61          5,694        99,738     106,880

Vanguard Explorer
Fund*                  53            897        48,737      50,842

Schering-Plough
Stock Fund            672          5,850(2)  2,911,705   5,815,884(1)

Outstanding loan
balance - various
loans; 7% to 10%,
due in one to five
years                 368                    1,416,221   1,416,221(1)

Total Assets Held for Investment Purposes  $12,816,499 $18,780,285

*Registered Investment Company.

(1) Indicates investment represents five percent or more of the net assets available for benefits.

(2) Represents Schering-Plough Stock Fund units.


THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN			SCHEDULE II

ITEM 27d - SCHEDULE OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
YEAR ENDED DECEMBER 31, 1998


Identity                Cost of       Number of     Proceeds      Number         Net Gain
of Issue               Purchases      Purchases *   From Sales    of Sales *      (Loss)

Vanguard
500 Index Fund        $1,446,301           98       $908,103          96       $ 75,734

Vanguard Windsor
Fund                     779,904           53        896,828         108         (9,329)

Vanguard Treasury
Money Market Fund        594,364           88        573,089          86             -

Schering-Plough
Stock Fund             1,673,631          127        463,147          57        102,531

* Represents the number of days a trade occurred in 1998.




EXHIBIT I
INDEPENDENT AUDITORS' CONSENT
We consent to the incorporation by reference in Registration Statements No. 2-83963, No. 33-19013, No. 33-50606 and No. 333-
30331 on Form S-8, Registration Statement No. 333-853 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-84723 on Form S-8, Post-Effective Amendment No. 1 to Registration No. 2-80012 on Form S-3, Post-Effective Amendment No. 1 to Registration Statement No. 2-77740 on Form S-3 and Registration Statements No. 333-12909 and No. 333-30355 on Form S-3 of our report dated May 11, 1999 appearing in this Annual Report on Form 11-K of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan for the year ended December 31, 1998.





__________________________________________
/s/ Deloitte & Touche LLP
     San Juan, Puerto Rico
     June 24, 1999




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees' Retirement Savings
Plan

Date:  June 17, 1999			By: /s/ Vincent Sweeney
							Name:   Vincent Sweeney
							Title:  Plan Administrator








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